

07002128

UNITED STATES
:CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-65257

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DIVERSITY INVESTMENT CORP.

OFFICIAL USE ONLY

FIRM I.D. NO.


SEC MAIL
RECEIVED
FEB 2 8 2007
WASH. D.C.
155
SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1285 AVENUE OF THE AMERICAS, 35th FLOOR
(No. and Street)

NEW YORK	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUAN CONSUEGRA **(212)-554-4900**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 2 9 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last, first, middle name)

80 BROAD STREET, SUITE 1901	**NEW YORK**	**NY 10004**	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02) Potential persons who are to respond to the collection of information

contained in this form are not required to respond unless the form
displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **JUAN CONSUEGRA**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DIVERSITY INVESTMENT CORP.**, as of **DECEMBER 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ONE DIRECTOR OF DIVERSITY INVESTMENT CORPORATION ("the firm") HOLDS A PERSONAL ACCOUNT WITH THE FIRM. ALL CLIENTS OF THE FIRM ARE INTRODUCED TO A CLEARING ORGANIZATION ON A FULLY-DISCLOSED BASIS.



Signature
JUAN CONSUEGRA

CFO
Title



Notary Public

GLORIA FRANCAVILLA
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01FR5033646
QUALIFIED IN SUFFOLK COUNTY
COMMISSION EXPIRES 9/26/10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

DIVERSITY INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2006

DIVERSITY INVESTMENT CORPORATION

INDEX



KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of Diversity Investment Corporation:

We have audited the accompanying statement of financial condition of Diversity Investment Corporation (the "Company") as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Diversity Investment Corporation as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

January 28, 2007

Kaufmann Gallucci & Grumer LLP

80 Broad Street, Suite 1901 • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

DIVERSITY INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	8,898
Receivable from and deposit with clearing organization		108,032
Other assets		5,947
Total assets	$	122,877

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	17,648
Loan from shareholder		35,000
		52,648
Shareholder's equity:		
Common stock, no par value; 200 shares, authorized; 50 shares issued, and outstanding		500
Additional paid-in capital		709,548
Accumulated deficit		(639,819)
Shareholder's equity:		70,229
Total liabilities and shareholder's equity	$	122,877

The accompanying notes are an integral part
of these financial statements.

DIVERSITY INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Diversity Investment Corp. (the "Company") was incorporated on December 7, 2001, as a Delaware corporation. The Company is a registered broker-dealer with Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's business includes providing foreign and domestic securities brokerage services to U.S. and international clients. The Company is a wholly owned subsidiary of Diversity Financial Group, LLC. (the "Parent").

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2006, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations. The Company seeks to limit risk associated with non-performance by customers by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company records commission revenue and related expenses on a settlement date basis. The revenue and expenses from such transactions would not be not materially different if reported on a trade date basis.

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those amounts.

NOTE 3 - INCOME TAXES

The Company is included with its Parent in a consolidated return for Federal tax purposes, and combined tax returns for state and local purposes. For the year ended December 31, 2006, Company incurred a net operating loss for Federal income tax purposes of approximately $107,000. Therefore, there is no provision for Federal income tax for the

DIVERSITY INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 3 - CONTINUED

year. The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years.

At December 31, 2006, the Company's share of the total consolidated net operating loss (NOL) carry forward is approximately $613,000, which will expire over the period 2022 to 2026. This NOL may be used to offset future taxable income. The Company has recorded a deferred tax asset of approximately $245,000 related to net operating loss carry forward. However, a valuation allowance in the amount of $245,000 was also recorded by the Company at December 31, 2006 for financial reporting purposes. Valuation allowances are established for deferred tax assets when it is more likely than not, a probability level of more than 50%, that they will not be realized.

NOTE 4 - RELATED PARTY TRANSACTION

During 2006, a shareholder of the Parent company loaned money to the Company without interest or specific repayment terms. The Company expects to repay the loan during 2007.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2006, the Company had a net capital of $64,282, which was $59,282 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .82 to 1.

NOTE 6 - CONTINUING OPERATIONS

The Parent has committed to fund operating deficits of the Company, if any, through January 1, 2008.

END